UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS Announces Board Decisions

March 18, 2022

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE:MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the decisions of the Company’s Board of Directors (“BoD” or “the Board”) taken on March 17, 2022.

The Board reached the following decisions:

•	To approve the Group’s strategy for the period 2022-2024.
•	To determine the following composition of MTS Management Board consisting of 15 people, effective from April 5, 2022:

1.	Vyacheslav Nikolaev, President & CEO
2.	Inessa Galaktionova, First Vice President for Telecommunications
3.	Pavel Voronin, First Vice President for Technology
4.	Alexey Barsegian, Vice President for Corporate & Legal Affairs
5.	Victor Belov, Vice President for Technology (CTO)
6.	Larisa Bodyagina, Vice President for Human Resources
7.	Igor Egorov, Vice President for Infrastructure Development
8.	Ilya Filatov, Vice President for Financial Services, MTS, and CEO, MTS Bank
9.	Alexander Gorbunov, Vice President for Strategy & Development
10.	Ruslan Ibragimov, Vice President for Government Relations
11.	Farid Kamalov, Vice President for Retail Development
12.	Andrey Kamensky, Vice President for Finance
13.	Alexander Khanin, Vice President for Artificial Intelligence
14.	Igor Mishin, Vice President for Media
15.	Olga Ziborova, Vice President for Ecosystem Development & Marketing

MTS President & CEO Viacheslav Nikolaev commented on the appointment of Larisa Bodyagina as VP for HR: “MTS is rapidly expanding its high-tech capabilities, strengthening its position in new markets, and building cutting-edge digital solutions. Our ability to quickly develop and launch new products relies on the professionalism, teamwork, and horizontal cooperation of employees across our company. That is why building an integrated, collaborative culture is a critical pillar of our strategy, which can have an outsized impact on the future of the MTS digital ecosystem. And we are happy to have a passionate and involved leader to help achieve that goal.”

"Larisa brings many years of experience in overseeing personnel management across a broad range of industries. In her previous roles, she managed to nurture a value-based HR culture to better attract and retain employees, and also led the introduction of digital HR processes across a massive organization with more than 260,000 employees. At MTS, Larisa will take on the ambitious task of developing a tech-first culture, providing additional resources to further grow our teams’ capabilities, and introducing advanced agile, collaborative processes for emerging new divisions within our company," he added.

Biography of Larisa Bodyagina

Larisa Bodyagina is appointed Vice President for Human Resources effective April 5, 2022. Prior to joining MTS, she worked since 2018 as Director for Personnel & Organizational Development of Russia’s Pyaterochka supermarket chain, part of the X5 Retail Group.

In 2014-2018, she served as Deputy General Director for Personnel of Sheremetyevo International Airport JSC, and before that as HR Director of the Arnest Group of Companies (2012-2014). From 2007-2012, she headed the Personnel Directorate in Siberia and the Far East, and after that worked at the head office of Wimm-Bill-Dann, part of PepsiCo, as a Senior HR Partner.

Larisa graduated from Novosibirsk State Academy of Water Transport in 2002 with a degree in enterprise management. She also holds an advanced degree in personnel management from Novosibirsk National Research State University as well as an MBA from Switzerland’s International Institute for Management Development (IMD).

* * *

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

* * *

Mobile TeleSystems Public Joint Stock Company (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,600 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward- looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: March 18, 2022